Exhibit 99.3

NEW GOLD INC.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(in United States dollars, except where noted)

This Management’s Discussion and Analysis should be read in conjunction with New Gold Inc.’s audited consolidated financial statements for the year ended December 31, 2008 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars, tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 13, 2009. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Further to the recent business combination of New Gold Inc. (“NGI”), Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak Gold”) on June 30, 2008, audited consolidated financial statements of the newly formed company (“New Gold” or the “Company”) for the year ended December 31, 2008 are presented on the basis that Peak Gold is the acquirer for accounting purposes. Following completion of the transaction, Peak Gold is now known as New Gold Inc.

2008 Financial / Operation Highlights

  On June 30, 2008, the business combination between New Gold, Metallica and Peak Gold closed

  Gold production of 233,103 ounces

  Gold sales of 237,589 ounces

  Total cash cost of $569 per ounce (net of by-product sales) (1)

  Net Loss of $102.7 million

  The Company has written down its investment in Amapari by $156.9 million, net of tax recoveries, to $10.6 million

  Decision to slow development of the New Afton Project

  Completion of El Morro Feasibility study and permitting process started

  Successful ramp-up of Cerro San Pedro in its first full year of production

(1) “Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by ounces sold to arrive at the total cash cost. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Background

New Gold is an intermediate gold producer with a portfolio of global assets in Mexico, Canada, Australia, Brazil, Chile and the United States (Alaska). The Company’s operating assets consist of the Cerro San Pedro (“CSP”) gold-silver mine in Mexico (the “CSP Mine”), the Peak gold-copper mine (“Peak Mines”) in Australia and the Amapari gold mine in Brazil (the “Amapari Mine”). Significant development projects include the New Afton copper-gold project in Canada (the “New Afton Project”) and a 30% interest in the El Morro copper-gold project in Chile (the El Morro Project”). New Gold has a clear vision of becoming a million ounce gold producer, with a lower than industry average cash cost per ounce by 2012. New Gold will achieve this vision through:

  Delivering on operational targets (safety, cost, production and, environment and social responsibility);

  Maintaining a strong financial position;

  Internal growth through project development and continuous improvement of our existing operations; and

  External growth through continued consolidation of junior gold producers.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential. The board of directors, management and the employees of New Gold are committed to achieving this in a socially responsible and sustainable manner.

Corporate Developments

Business Combination

On June 30, 2008 NGI, Metallica and Peak Gold completed a business combination and asset acquisition (the “Transaction”) to form New Gold. In accordance with the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes. As such, this Management’s Discussion and Analysis is a continuation of the operations of Peak Gold, with the comparative information being that of Peak Gold. References to NGI are to the pre-transaction corporate entity whereas a reference to New Gold refers to the post-transaction consolidated entity.

Under terms of the Transaction, shareholders of Peak Gold received 0.1 shares of New Gold common shares and nominal cash consideration for each common share of Peak Gold. The Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold. Shareholders of Metallica received 0.9 shares of New Gold common shares and nominal cash consideration for each common share of Metallica. For accounting purposes the acquisition of Metallica has been accounted for as a purchase transaction. Refer to Note 4 of the Company’s audited consolidated financial statements for the year ended December 31, 2008 for further information on the Transaction.

The Transaction provides the Company with an improved production profile through the diversification of producing assets and increased reserves and resources, and it broadens growth potential with an inventory of development and exploration stage assets.

Investment in Amapari

In the third quarter of 2008, the Company reviewed the carrying value of its investment in Amapari and concluded that it was impaired. Based on results from the 2007/2008 drill program, it was determined that heap leachable material will be exhausted in 2009. As a result of the limited mine life for the oxides and unproven economic viability of the identified sulphide resources, management wrote down its investment in Amapari by $156.9 million, net of tax recoveries, to a value of $10.6 million.

Subsequent to year-end, the Company placed Amapari on temporary care and maintenance. The Company determined that it would be more cost-effective to process the remaining oxide ore with the underlying sulphide resource in a new process facility. The leaching of stacked material is expected to continue until it is no longer economic to do so. All environmental monitoring and ongoing exploration remediation programs will continue during this period and beyond, as will ongoing exploration programs on the Company’s concessions at Amapari. The Company is currently evaluating the results of a Preliminary Economic Assessment (“PEA”) to exploit the resource with a conventional crush/grind/carbon-in-leach (“CIL”) mill.

New Afton Project Development Schedule

On November 12, 2008, the Company announced that due to the volatility and uncertainty of the markets, and the Company’s cash position, and the funding requirements for the fast track construction of the New Afton Project, that the Company had decided to slow development of the project.

Under the revised development plan, surface construction will be shut down while development of the underground workings will continue at a reduced rate to gain access to the bottom of the ore body. The revised schedule projects a cash requirement of approximately $78.5 million in 2009, as compared to the previous fast track schedule which had a cash requirement of $286.0 million. Under the original fast track schedule operations were to commence in late 2009, ramping up to achieve full production in the second quarter of 2011. Under the revised plan, surface construction will resume at the end of 2010 with full production achieved in the second half of 2012.

Selected Quarterly Financial Information
(US dollars in thousands, except per share amounts and per ounce amounts)

	Three Months Ended (1)				Four	Three Months Ended (1)
					Months
					Ended

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2008	2008	2008	2008 (5)	2007 (3)	2007	2007	2007	(4)
Revenues	$56,221	$39,497	$63,384	$59,033	$nil	$39,442	$44,663	$46,979
Gold produced (ounces)	43,300	42,052	68,801	78,950	Nil	42,500	53,900	53,430
Gold sales (ounces)	51,700	40,540	67,156	78,194	Nil	48,000	55,000	52,351
Average realized price ($/ounce)	$933	$898	$870	$792	$nil	$662	$697	$793

Depreciation and depletion	($6,404)	($7,657)	($9,666)	($9,234)	$nil	($9,481)	($13,258)	($3,766)

Corporate administration	$4,027	$3,196	$8,334	$7,472	$67	$5,290	$2,814	$5,122
Earnings (loss) from operations	$13,479	($5,895)	($167,588)	($21,287)	($67)	($1,525)	$2,612	$13,090
Interest and other income	$1,967	$1,355	$1,123	$924	$14	$1,651	$1,250	$1,198
Net earnings (loss)	$9,790	($4,751)	($148,852)	$41,135	($54)	($1,289)	$1,180	$14,789
Earnings (loss) per share:
Basic	$0.01	($0.05)	($0.70)	$0.19	$nil	$nil	$nil	$0.02
Diluted	$0.01	($0.05)	($0.70)	$0.19	$nil	$nil	$nil	$0.02
Cash flow from (to) operating activities	$18,394	($2,987)	($10,459)	$19,737	($3)	$5,856	$7,823	$12,944
Total cash costs (per gold ounce) (2)	$427	$742	$566	$576	$nil	$343	$303	$398
Cash and cash equivalents	$197,636	$319,179	$251,131	$185,668	$643	$77,388	$77,111	$149,924
Short term investments	$nil	$nil	$ nil	$nil	$1,110	$nil	$nil	$32,440
Investments	$nil	$91,193	$87,645	$77,016	$nil	$nil	$nil	$nil
Total assets	$590,691	$2,166,962	$1,979,246	$1,957,700	$nil	$nil	$456,912	$572,398

(1)	Results for CSP and New Afton are included from the period of June 30, 2008 to December 31, 2008.

(2)

The calculation of total cash cost per ounce of gold for Peak Mines is net of by-product copper sales revenue. The calculation of total cash cost per ounce of gold for CSP is net of by-product silver sales revenue.

(3)

The Company changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007. As a result, the quarter ended March 31, 2007 is a four month period.

(4)

In the fourth quarter of 2007, the Company finalized the purchase price allocation of the assets and liabilities acquired in the acquisition of the Peak Mines and the Amapari Mine. The result of the fourth quarter includes adjustments made upon completion of the allocation of the purchase consideration of the Peak Mines and the Amapari Mine.

(5)

In the fourth quarter of 2008, the Company finalized the purchase price allocation of the assets and liabilities acquired in the acquisition of NGI and Metallica. The result of the fourth quarter includes adjustments made upon completion of the allocation of the purchase consideration of NGI and Metallica.

Overview of the fourth quarter 2008 financial results

Net earnings for the fourth quarter of 2008 were $41.1 million, compared to net earnings of $14.8 million for the fourth quarter of 2007. The increase is mainly attributed to a $54.9 million gain on foreign exchange in the fourth quarter of 2008. Foreign exchange gains and losses arise mainly from Canadian dollar denominated monetary items, revaluation of long-term debt and foreign future income tax liabilities. Loss from operations was $21.3 million for the fourth quarter of 2008 compared to earnings from operations of $13.1 million for the same period last year, which is mainly attributable to a 97.6% increase in operating expenses at the mine sites related to increases in consumables and maintenance and the inclusion of CSP operations in 2008. Total cash cost was $576 per ounce for the fourth quarter of 2008 compared to $398 in the fourth quarter of 2007. The increase can be attributed to higher operating costs at the Amapari mine and lower copper concentrate sales (by-product credits) at Peak Mines compared to the same period last year and the impact of falling copper prices on revenues not yet received.

Overview of the third quarter 2008 financial results

Net loss for the third quarter of 2008 was $148.9 million, which included an impairment charge of $156.9 million (net of tax recovery of $8.4 million) and $2.5 million in stock-based compensation. Net earnings were $8.0 million (excluding the impairment charge of $156.9 million) compared to net earnings of $1.2 million for the third quarter of 2007. The increase is mainly attributable to a $15.5 million gain on foreign exchange in the third quarter of 2008 compared to $1.1 million foreign exchange loss in the third quarter of 2007. Foreign exchange gains arise mainly from Canadian dollar denominated monetary items and revaluation of foreign future income tax liabilities. Loss from operations was $167.6 million compared to earnings from operations of $2.6 million for the same period last year. Total cash cost was $566 per ounce for the third quarter of 2008 compared to $303 in the third quarter of 2007. The increase can be attributed to higher operating costs at the Amapari mine and lower copper concentrate sales (by-product credits) at Peak Mines compared to the same period last year and the impact of falling copper prices on copper revenues not yet received.

Overview of the second quarter 2008 financial results

Net loss for the second quarter of 2008 was $4.8 million, which includes $0.6 million related to stock-based compensation expense (a non-cash charge). This was a $3.5 million increase in net loss compared to the second quarter of 2007. Combinations of lower gold sales and lower than anticipated grades were contributing factors to the increased loss for the second quarter of 2008. Total cash cost was $742 per ounce for the second quarter of 2008, which was negatively impacted by the appreciation of the Australian and Brazilian currencies against the US dollar, lower gold sales and a lower production as compared to previous quarters.

Overview of the first quarter 2008 financial results

Prior to the acquisition of the Peak Mines and the Amapari Mine, the Company did not generate revenues from operations and the Company had minimal transactions. Due to the limited activity of the Company prior to the acquisition of the mines, the Company has not presented a narrative comparative analysis for results prior to this acquisition. Net earnings for the first quarter of 2008 were $9.8 million, which includes $1.0 million foreign exchange loss arising from the revaluation of future income tax liabilities and $2.6 million related to stock-based compensation (a non-cash charge). Total cash costs were $427 per ounce for the first quarter of 2008, which were negatively impacted by the appreciation of the Australian and Brazilian currencies against the US dollar and lower gold sales as compared to previous quarters.

Summarized Annual Financial Results
(US dollars in thousands, except per share amounts and per ounce amounts)

	2008(5)	2007(1)(3)(6)
Revenues	$218,135	$131,084
Gold produced (ounces)	233,103	149,830
Gold sold (ounces)	237,589	155,351
Average realized gold price (per ounce)	$863	$721
Depreciation and depletion	$32,961	$18,973
Corporate administration (4)	$23,029	$13,295
Earnings (loss) from operations	($181,290)	$14,110
Interest and other income	$5,368	$4,113
Net earnings (loss)	($102,679)	$14,613
Earnings (loss) per share	($0.69)	$0.03
Cash flow from (used) operating activities	$24,685	$26,620
Total cash costs (per gold ounce) (2)	$569	$349
Cash and cash equivalents	$185,668	$149,924
Short term investments	-	$32,440
Total assets	$1,957,701	$572,398

(1)	Includes the Peak Mines and the Amapari Mine operating results from April 3, 2007 and April 27, 2007 respectively, to December 31, 2007.

(2)

The calculation of total cash cost per ounce of gold for Peak Mines is net of by-product copper sales revenue. The calculation of total cash cost per ounce of gold for CSP is net of by-product silver sales revenue.

(3)

The Company changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007. As a result, the quarter ended March 31, 2007 is a four month period.

(4)	Includes stock based compensation.

(5)	Includes six months of operations for CSP.

(6)	In April 2006, the Company emerged from bankruptcy. The Company has not presented financial information for 2006 as transactions prior to 2007 are not deemed significant.

Overview of the financial results

Net loss for the year ended 2008 was $102.7 million compared to net earnings of $14.6 million in 2007. Net loss in 2008 is attributed to the $156.9 million (net of tax) write-down of Amapari which was partially offset by foreign exchange gains, net of losses, arising from the weakening of the Australian, Brazilian, Canadian and Mexican currencies against the US dollar. Operating cash flows were $24.7 million in 2008 compared to $26.6 million in 2007. The decrease is primarily attributable to higher operating costs at the Amapari mine and reduced revenue from the sale of copper concentrate at Peak Mines.

Gold production for the year was 233,103 ounces compared to 149,830 in 2007 with the increase due to the acquisition of CSP. Cash costs were $569 per ounce in 2008, compared to $349 per ounce in 2007. The increase in cash costs compared to the prior year is the result of increased costs at Amapari and lower copper concentrate sales (by-product credits) in 2008.

Operation Review

Amapari, Brazil

The Company’s Amapari gold mine is located in the state of Amapá, Brazil approximately 130 kilometers northwest of the city of Macapá. The project property consists of a mining lease and multiple exploration concessions, covering approximately 2,450 square kilometers of prospective ground centering on the Company’s Amapari gold mining operation.

(US dollars in thousands, except ounce and per ounce amounts)

	Three Months Ended					Three Months Ended
	Q1	Q2	Q3	Q4	FY	Q2	Q3	Q4	FY
Operating Data					2008
	2008	2008	2008	2008		2007	2007	2007	2007

Tonnes of ore mined	448,752	353,813	493,285	705,623	2,001,473	481,900	591,993	598,695	2,196,300
Tonnes of low grade
mined	177,081	251,042	260,670	94,916	783,709	140,000	162,183	247,485	668,000
Tonnes of waste
removed	1,198,743	1,491,231	2,708,792	2,353,250	7,752,016	1,494,600	2,273,088	2,193,579	8,713,700

Ratio of waste to ore	3.1	4.9	6.0	3.5	4.3	3.4	4.1	4.1	4.3
Tonnes of ore
processed	384,000	388,000	517,239	588,669	1,877,251	461,400	519,400	529,800	2,004,600
Average mill head
grade (grams/tonne)	2.35	1.76	1.89	1.97	1.98	2.49	2.41	3.41	2.47
Average recovery rate
(%) (1)	63.0%	60.0%	76.0%	71.5%	68.5%	68.0%	62.0%	62.0%	67.0%

Gold (ounces)
– Produced (2)	18,201	20,938	17,752	30,101	86,992	22,700	22,200	24,400	96,400
– Sold	20,453	22,099	16,661	28,199	87,412	23,200	22,200	22,600	96,100
Average realized gold
price (per ounce)	$918	$895	$853	$791	$859	$666	$684	$785	$694
Total cash costs (per
ounce)	$650	$968	$882	$568	$748	$539	$491	$583	$515

Financial Data
Revenues	$18,767	$19,775	$14,213	$22,297	$75,052	$15,470	$15,190	$17,710	$66,688
(Loss) earnings from
operations*	($327)	($7,668)	($170,660)	$1,602	($177,053)	($2,512)	($1,560)	3,751	($1,021)

(1)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

(*)	Includes the impairment charge of $156.9 million (net of tax recoveries of $8.4 million) in the third quarter

Amapari produced 30,101 ounces of gold during the fourth quarter of 2008, a record for the operation. Plant throughput was 588,669 tonnes, which was considerably higher than the 517,239 tonnes processed in the third quarter. Higher throughput and gold production can be attributed to improved equipment availability and dry weather. Cash costs of $568 per ounce were the lowest of the year. Capital expenditures in the fourth quarter were $1.0 million.

Hard transition ore, which cannot be economically mined or processed at the existing facilities at Amapari, started to become increasingly pervasive in the fourth quarter.

Amapari processed 1,877,251 tonnes of ore grading 1.98 grams per tonne (gpt) to produce 86,992 ounces of gold during 2008. This compares with processing 2,004,600 tonnes of ore, grading 2.47 gpt to produce 96,400 ounces of gold in 2007. Lower plant throughput was a result of low equipment availabilities, while lower gold production was a result of this low throughput and lower gold grades in the mining areas. Gold recovery, at 68.5% was slightly higher than the 67.0% recovery achieved in 2007.

Cash costs for 2008 averaged $748 per ounce compared to $515 per ounce for 2007. This increase is attributable to lower grade ore and higher maintenance and consumables costs, particularly during the first half of 2008. Capital expenditures for 2008 were $7.1 million (2007 -$3.1 million).

The limited mine life of the oxides and unproven economic viability of the identified sulphide resources resulted in the Company writing down the value of Amapari to $10.6 million in the third quarter, taking an impairment charge of $156.9 million (net of tax recoveries of $8.4 million).

Subsequent to year-end, the Company placed Amapari on temporary care and maintenance. The Company determined that it would be more cost-effective to process the remaining oxide ore with the underlying sulphide resource in a new process facility. The leaching of stacked material is expected to continue until it is no longer economic to do so. All environmental monitoring and ongoing exploration remediation programs will continue during this period and beyond, as will ongoing exploration programs on the Company’s concessions at Amapari. The Company is currently evaluating the results of a PEA to exploit the resource with a conventional crush/grind/carbon-in-leach (“CIL”) mill.

Operation Review

Peak Mines, Australia

The Company’s 100% owned Peak gold and copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia. The Peak property consists of combined mining and exploration licenses totalling 845 square kilometres of prospective ground covering the Peak operation and mineralized extensions.

(US dollars in thousands, except ounce and per ounce amounts)

	Three Months Ended					Three Months Ended
	Q1	Q2	Q3	Q4	FY	Q2	Q3	Q4	FY
Operating Data	2008	2008	2008	2008	2008	2007	2007	2007	2007
Tonnes of ore milled	179,087	186,326	196,633	206,681	768,727	132,241	182,835	188,933	709,230
Average mill head grade
– Gold (grams/tonne)	4.96	4.18	4.95	4.6	4.67	5.29	6.21	5.55	5.87
– Copper (%)	0.70%	0.46%	0.67%	0.64%	0.62%	0.78%	0.65%	0.59%	0.65%
Average recovery rate
– Gold (%)	87.9%	84.2%	85.1%	90.4%	87.0%	88.0%	87.0%	86.0%	88.0%
– Copper (%)	78.9%	64.9%	81.1%	84.2%	78.5%	77.0%	74.0%	70.0%	73.0%
Produced
– Gold (ounces)	25,099	21,114	26,662	27,618	100,493	19,800	31,703	29,030	116,488
– Copper (thousands of pounds)	2,172	1,237	2,365	2,474	8,249	1,748	1,932	1,746	7,490
Sold
– Gold (ounces)	31,247	18,441	24,425	28,815	102,928	24,800	32,800	29,751	118,298
– Copper (thousands of pounds)	2,551	855	1,715	2,634	7,754	2,776	1,908	2,469	7,153
Average realized price
– Gold (per ounce)	$943	$902	$878	$788	$877	$672	$707	$799	$694
– Copper (per pound)	$3.75	$4.27	$2.76	$1.32	$2.76	$3.19	$3.47	$2.99	$3.29
Total cash cost per gold ounce (1)	$281	$472	$560	$624	$477	$160	$176	$258	$243

Financial Data
Revenues	$37,454	$19,722	$21,732	$16,890	$95,798	$23,970	$29,467	$29,278	$101,218
Earnings from operations	$17,144	$2,944	$6,018	$2,489	$28,595	$5,876	$6,494	$13,416	$32,711

(1)

The calculation of total cash cost per ounce of gold is net of by-product sales revenue. If the copper sales were treated as a co-product, average total cash cost at Peak Mines for the three months ended December 31, 2008, would be $414 per ounce of gold and $0.693 per pound of copper compared to $390 per ounce of gold and $2.14 per pound of copper in the previous year.

Peak Mines produced 27,618 ounces of gold and 2,474,444 pounds of copper during the fourth quarter of 2008. Mill throughput of 206,681 tonnes for the fourth quarter is yet another operational record and reflects consistent underground production and increased milling capacity. Total cash costs for the quarter were $624 per ounce sold. The high cash costs for the quarter are primarily the result of the impact of falling copper prices on the by-product credit. The decrease in copper price increased cash costs by approximately $291 per ounce. Capital expenditures in the fourth quarter were $7.6 million.

Peak Mines produced 100,493 ounces of gold and 8,249,000 pounds of copper for the year 2008 compared to 116,488 ounces of gold and 7,490,000 pounds of copper for the year 2007. This reflects mining in zones with lower grade gold and higher grade copper in 2008. Mill throughput of 768,727 tonnes is a new record for Peak, exceeding the previous record of 709,230 tonnes set in 2007. Recoveries for gold (87.0%) and copper (78.5%) were consistent with recoveries for 2007 (gold 88.0% and copper 73.0%) .

Cash costs for the year 2008 averaged $477 per ounce versus $243 per ounce for 2007. Most of this year over year increase was attributable to lower copper prices and a high Australian dollar during the first half of the year. In Australian dollars, unit operating costs per tonne milled for 2008 were 8.0% higher than 2007, largely due to higher consumable prices. Capital expenditures in the year 2008 were $29.4 million (2007 - $12.5 million).

During 2008, the Peak Mines poured their millionth ounce of gold, completed initial development of the Chesney orebody and advanced development into the Perseverance “D” orebody; zones which will provide a significant percentage of the mine’s mill feed over the coming few years.

Operation Review

Cerro San Pedro, Mexico

The CSP Mine is located in the state of San Luis Potosí in central Mexico approximately 20 kilometers east of the city of San Luis Potosí. The project property consists of 52 mining and exploration concessions totaling 78 square kilometers of mining and exploration concessions centering on the historic CSP mining district. The current focus of exploration is on the southern half of the CSP mining district along a trend of gold-silver-zinc-lead mineralization that extends more than 2 kilometers south from the Company’s current open pit mine operation.

(US dollars in thousands, except ounce and per ounce amounts)

	Three Months Ended (1)
	Q1	Q2	Q3	Q4	FY	Q4

Operating Data	2008	2008	2008	2008	2008	2007
Tonnes of ore mined	2,276,533	2,440,293	2,059,429	2,128,235	8,917,449	2,290,846
Tonnes of waste removed	3,051,869	3,074,769	3,831,513	4,255,114	14,057,376	2,706,370
Ratio of waste to ore	1.34	1.26	1.86	2.00	1.58	1.18
Tonnes of ore processed	2,276,533	2,440,293	2,059,429	2,128,235	8,917,450	4,997,000
Average gold head grade (grams/tonne)	0.61	0.64	0.59	0.57	0.60	0.56
Average silver head grade (grams/tonne)	20.82	18.88	24.22	33.50	24.10	18.14
Average gold recovery rate (%)	41.0%	41.0%	65.0%	54.8%	48.7%	47.9%
Average silver recovery rate (%)	15.0%	19.0%	18.0%	12.7%	15.7%	22.2%
Gold (ounces)
– Produced (2)	18,290	20,653	24,387	21,231	84,561	13,621
– Sold	15,922	22,190	26,070	21,180	85,362	13,312
Silver (ounces)
– Produced (2)	228,623	283,749	282,055	290,520	1,084,947	194,539
– Sold	203,973	300,728	305,430	289,781	1,099,912	187,430
Average realized gold price (per ounce)	$933	$897	$874	$799	$872	$790
Total cash cost net silver credits (per ounce)(3)	$496	$375	$369	$522	$432	$759
Financial Data
Revenues	$18,477	$25,050	$27,439	$19,846	$90,812	$13,172
(Loss) Profit from operations(4)	$7,497	$10,523	$5,618	($18,169)	$5,469	($3,224)

(1)

Commercial production at CSP commenced on May 1, 2007; however, the operation was still in its ramp up stage and production results are not comparable and therefore have not been presented. As such, the comparative analysis will be presented using Q4, 2007 data.

(2)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

(3)

The calculation of total cash costs per ounce of gold is net of by-product sales revenue. If the silver sales were treated as a co-product, average total cash costs at CSP for the three months ended December 31, 2008, would be $563 per ounce of gold and $7.11 per ounce of silver.

(4)	CSP operations are included in New Gold’s operating results for the period subsequent to June 30, 2008 only. Prior quarter information is presented for information purposes only.

Gold production for the fourth quarter of 2008 decreased by 13.0% to 21,231 ounces compared to 24,387 ounces produced in the third quarter of 2008. The decrease in production over the third quarter was due to a lower recovery rate, which is a function of the type of material placed on the leach pad. Silver production increased slightly during the quarter to 290,520 ounces from 282,055 ounces.

Cash costs quarter over quarter increased by $153 per ounce of gold. This was due to a number of factors including lower gold production, a higher strip ratio, lower by-product silver production, lower silver prices and higher consumables costs. Increased cash costs were offset by depreciation in the Mexican Peso versus the US dollar. Capital expenditures in the fourth quarter were $2.9 million.

Revenue for the fourth quarter was $19.8 million which was a 28.0% decrease compared to the third quarter revenue of $27.4 million. The main driver for this decrease was the reduced sales volume; gold volume was 4,890 ounces lower and silver volume was 15,649 ounces lower. Additionally, the average realized price of gold fell quarter over quarter from $874 to $799 per ounce and the average realized silver price dropped from $15.24 to $10.09 per ounce.

The CSP mine did not operate a full year in 2007, but it is noteworthy that in the fourth quarter of 2008, the mine produced significantly higher quantities of gold (21,231 ounces in 2008 compared to 13,621 ounces in 2007) and silver (290,520 ounces compared to 194,539 ounces). Cash costs per ounce were also significantly lower ($522 per ounce in 2008 compared to $759 per ounce in 2007) demonstrating that in 2008 the mine achieved “steady-state” production.

Capital expenditures for the full twelve months of 2008 were $13.2 million. Capital expenditures for six months in 2008 were $5.1 million; construction work on two leach pads and a pilot cell accounted for over $10.0 million of this expenditure.

During 2008, the mine attained certification in ISO 14001: 2004, which demonstrates that the operations are operating in accordance with environmental regulations and international standards.

The mine earned two important accolades in 2008. The first was winning the “Casco de Plata” award which is awarded to the safest open pit mining operations with up to 500 employees in Mexico. This exemplifies the commitment that the Company has with regards to safety. The second award was received in recognition of explosives management which was issued by the Orica Company.

Project Development Review

New Afton Project

The New Afton Project commenced in 2008 with the transition from feasibility study to construction phase in January 2008. At this time the underground contractor started excavation of critical path underground development for the conveyor decline access and the in pit portal on multiple headings. Surface construction activities started in late February and construction continued on a fast track schedule until the decision was announced on November 12, 2008 to slow development activities in light of the Company’s cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures.

Despite the decision to slow development, good progress was made as underground heading advance during 2008 totaled 4,477 meters, including significant work on the conveyor access and decline access drives. Two ventilation raises were completely excavated and approximately half of a third raise was back-reamed during 2008. Total raise excavation for the year was 911 meters.

Surface construction activity during 2008 consisted of three main areas: earthworks, concrete and erection of the mill building. Concrete pouring activities consisted of foundations and supporting structures for the mill building, the SAG mill, the ball mill, the vertical mill and other major components for the processing equipment and facilities. A total of 6,779 cubic meters of concrete was placed during the year representing 52.0% of the total required for the project. Mill building construction began in October and continued throughout the year. The 632 tonnes of structural steel that had been erected by year-end represents 53.0% of that required for the mill building which is scheduled for completion in April 2009. Delivery of the long lead items such as the SAG mill, ball mill and vertical mill will be completed by the end of the second quarter of 2009, at which time project activities will be limited to the underground development excavation. Overall, the New Afton Project ended 2008 on schedule at 30.0% complete.

The B.C. Ministry of Energy, Mines and Petroleum Resources granted approval on September 25, 2008 for construction of the Pothook pit dam following a review of the detailed engineering report. On November 21, 2008, the Ministry also granted approval for construction of the tailings storage facility dam.

Project costs for the six month period (July to December 2008) were $72.8 million. The revised schedule projects total expenditure of approximately $78.5 million in 2009, which includes approximately $19.3 million of interest. Equipment purchases in 2009 are budgeted to be approximately $13.1 million.

El Morro Joint Venture

The Company’s 30.0% owned El Morro copper-gold project is located in Chile approximately 80 kilometers east of the city of Vallenar. It is a development stage project managed under a shareholders agreement between Xstrata Copper (“Xstrata”), owner of a 70.0% interest, and the Company.

In January 2008 the Company, through its subsidiary Metallica, accepted delivery of a feasibility study for which details are provided in an independent NI 43-101 Technical Report filed on SEDAR on May 29, 2008. The project entered into the permitting stages during 2008.

In November 2008 the Company, through its subsidiary Datawave Sciences Inc., signed a formal shareholders agreement (“Shareholders Agreement”) with Xstrata, Inversiones El Morro Limitada and Sociedad Contracual Minera El Morro (“El Morro”) which provides for the ongoing funding and management of El Morro.

In December 2008 the Company provided an election notice to Xstrata pursuant to the Shareholders Agreement, to have Xstrata fund 70.0% of all program funding commitments of the Company until commercial production commences. The Company estimates its funding commitment in 2009 to be $1.6 million.

Exploration Review

Amapari Mine

During 2008 the Company completed a total of 28,377 meters of diamond drilling at the Amapari Mine. The majority of this work was conducted around and beneath the areas of active mining, and has resulted in an updated mineral resource and reserve estimate for the project. The updated resource estimate includes a breakdown of oxide resources into the separate categories of saprolite and transitional material. Saprolite material is generally softer and more easily mined and crushed, while transitional material is harder and more difficult to mine and crush using existing process facilities. Evaluation of the drill results and an updated resource estimate indicates the 2008 program did not significantly add to saprolite oxide resources that could be developed into an economic ore reserve and mine plan for the existing heap leach circuit. As a result, the project was placed on temporary care and maintenance during the fourth quarter of 2008. A PEA is currently in progress to exploit the remaining oxide and sulfide resources with a conventional crush/grind/Carbon-in-leach (CIL) mill.

Exploration plans for 2009 will focus on assessing the potential economic viability of remaining oxide and sulfide resources around the area of active mining, and on assessing the mineral potential of other less explored areas within the greater Amapari project property holdings.

Cerro San Pedro Mine

Exploration at Cerro San Pedro Deeps commenced in July 2008 and by year-end had resulted in the completion of 1,050 meters of diamond drilling in an area of previous underground mining. This area is reported to have produced approximately 235,000 ounces of gold and 20 million ounces of silver along with significant amounts of zinc, lead and copper between 1929 and 1949. A minimum of 5,000 meters of exploration drilling is currently forecast for the Cerro San Pedro Deeps project during 2009.

Peak Mines

During 2008 the Company completed 42,822 meters of diamond drilling from both underground and on surface with three prime objectives: increasing the level of confidence and resource classification for known deposits for subsequent development into mineable reserves, testing for possible extensions to known deposits to add to the existing mineral resource inventory and to test the mineral potential of less explored areas.

Drilling at New Cobar and New Occidental totalled 10,030 and 7,714 meters respectively to replace depleted reserves in these areas. New Cobar and New Occidental produced 57.0% of the ore feed during 2008. Drilling at Chesney and Perseverance Zone D totalled 9,358 meters and 13,764 meters respectively. Chesney and Perseverance Zone D are being developed in parallel to provide future ore feed for the Peak mill.

Earlier stage exploration during 2008 included the completion of 1,872 meters of drilling on new targets outside the immediate mine areas and the commencement of a regional scale targeting initiative. The latter involves an integrated approach that combines high resolution aeromagnetics and gravity geophysical surveys with existing data to develop a regional scale three dimensional model covering the entire 845 square kilometre Peak Mines property and greater Cobar basin. Once completed in early 2009, this program is expected to lead to the next generation of exploration targets in the Cobar Mineral Field.

Exploration in 2009 will concentrate on extending the known resources at Perseverance and Chesney, continuing near mine exploration of satellite ore bodies around known deposits and evaluating regional targets generated from the regional targeting initiative.

During 2008, the Peak Mines produced their 2 millionth ounce of gold and maintain a resource base of over 1 million ounces, a resource base that is greater than the original feasibility study resource that led to the development of the Peak Mines in 1991.

Rio Figueroa Project

The Company’s Rio Figueroa project is located in Region III of northern Chile approximately 85 kilometers east of the city of Copiapó. The project property position consists of approximately 77 square kilometers of mining and exploration concessions covering multiple areas of prospective copper and gold mineralization. The Company holds an option to purchase a 100% interest in the Rio Figueroa property from SCM Potrillos SA, a private company controlled by Chilean state mining company ENAMI. The remaining requirement for completing the purchase of the property is a $1.85 million cash payment to ENAMI due September 2, 2009. Upon completion of the purchase, SCM Potrillos/ENAMI will retain a 1.5% Net Smelter Return (“NSR”) royalty interest against future mineral production from the SCM Potrillos property and a 2.0% NSR interest from three mineral concessions that are currently held by ENAMI.

In June 2008, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”) which provides Antofagasta an option to earn up to a 70.0% interest in the Rio Figueroa copper-gold exploration project in Region III, Chile. The agreement has a three-tiered structure: 1) Antofagasta will make a one-time cash payment of $50,000 (subsequently paid) due upon signing of the agreement and make cash option payments to the underlying landowners totaling $2.6 million through September 2009 (this amount includes a $750,000 payment made in September 2008) to earn an initial 30.0% interest in the project; 2) Antofagasta will then have the option to increase its interest in the project from 30.0% to 50.0% by making qualified exploration expenditures totaling $7.0 million during the period from June 2008 through June 2012. At least $4.6 million of this amount must be directed toward exploration drilling on the Rio Figueroa property; 3) Antofagasta can further increase its interest in the project from 50.0% to 70.0% by making a onetime cash payment to the Company of $5.0 million and delivering a feasibility study for the project by June 2015. Antofagasta also retains the right to act as project operator during the respective earn-in phases of the option agreement.

During the third and fourth quarters of 2008, Antofagasta completed a comprehensive review of the Rio Figueroa project to assess the resource potential of the Cerro Matta copper-gold porphyry target and to identify new exploration targets within the project land holdings and greater region. A drilling program in 2009 focusing on these objectives is envisioned.

Liberty Bell Project

The Company’s 100.0% owned Liberty Bell gold project is located approximately 110 kilometers (70 miles) southeast of Fairbanks, Alaska, USA. The project property consists of 174 Alaska state mining claims covering approximately 52 square kilometers (20 square miles) of prospective ground that is held under three separate option and lease agreements with various underlying claim owners.

During 2008 the Company’s exploration program at Liberty Bell involved the completion of a property-wide geophysical IP-Resistivity survey in combination with surface mapping and geochemical sampling. This work, combined with the results of work completed in 2007, has resulted in the delineation of five separate areas of prospective gold mineralization that will be the focus of more detailed exploration in 2009.

Alaska Peninsula Project

In October 2008 the Company terminated its option agreement with Full Metal Minerals Ltd. (“FMM”) to earn an interest in FMM’s Alaska Peninsula Project in southwest Alaska.

Review of Financial Results

Three months ended December 31, 2008 compared to the three months ended December 31, 2007

Net earnings amounted to $41.1 million for the three months ended December 31, 2008, compared to net earnings of $14.8 million in the same period last year. The increase in net earnings is mainly attributable to the $54.9 million foreign exchange gain realized due to the appreciation in value of the US dollar in comparison to the Australian dollar, Brazilian real, Canadian dollar, Chilean peso and the Mexican peso and the inclusion of CSP’s operating results beginning in the third quarter of 2008.

In addition, net earnings for the three months ended December 31, 2008 were impacted by the following factors:

  Revenues for the fourth quarter of 2008 increased by 25.7% or $12.0 million to $59.0 million compared to $47.0 million for the fourth quarter of 2007 primarily as result addition of CSP’s revenues in the fourth quarter of 2008. Gold sales for the fourth quarter of 2008 increased by 49.4% to 78,194 ounces compared to 52,351 ounces for the fourth quarter of 2007 which is mainly attributable to the addition of CSP’s gold ounces sold in the fourth quarter of 2008.

  Operating expenses increased by 97.6% to $60.8 million compared to the same quarter of 2007 as a result of higher operating costs at the mines related to increases in consumables and maintenance and the inclusion of the operating results for CSP.

  Depreciation and depletion, which relates to mining activities, was $9.2 million for the quarter compared to $3.8 million in the same quarter of 2007. Depreciation and depletion was $2.0 million for Amapari, $4.9 million for CSP and $2.3 million for Peak Mines.

  Overall, corporate activities have increased as a result of merged operations from the Transaction. Corporate administration, including stock based compensation, was $7.5 million in the fourth quarter of 2008 compared to $5.1 million in the same quarter of 2007. Stock-based compensation was $1.3 million for fourth quarter of 2008 compared to $1.0 million in the same quarter of 2007.

  Exploration expense increased by $1.0 million in the fourth quarter of 2008 as compared to the same period in 2007, as a result of continued exploration work at the Peak Mines and the Amapari Mine and other properties acquired in the Transaction.

  Total cash costs per ounce were $576 for the period as compared to $398 in the same period in 2007. The increase is due to lower production at the Peak Mines and the Amapari Mine, higher labour costs, rising cost of consumables and unplanned maintenance costs offset by the weakening of the Australian dollar, Brazilian real, Mexican peso and Canadian dollar.

  The Company recorded a $54.9 million foreign exchange gain during the period as a result of the strengthening US dollar compared to the Australian dollar, Brazilian real, Mexican peso and Canadian dollar. The majority of the gain arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the acquisition of the Amapari Mines, the Peak Mines, Metallica and NGI.

Year ended December 31, 2008 compared to the year ended December 31, 2007

In the prior year the Company changed its fiscal year end from November 31 to December 31. As a result, the Company’s operating results as at December 31, 2007 reflect operations for a thirteen month period.

The net losses of $102.7 million for the twelve months ended December 31, 2008 were impacted by the following factors:

  Revenues increased by 66.4% or $87.1 million in the twelve months ended December 31, 2008 as compared to the same period in 2007, primarily as result of a full twelve months of sales for the Peak Mines and the Amapari Mine compared to only nine months of sales for the same period in 2007 and the addition of CSP’s revenues for six months in 2008. Average realized gold prices were $863 per ounce in 2008, compared to $721 per ounce in 2007, an increase of 20.0%. Total ounces of gold sold increased to 237,589 (2007 – 155,351).

  Operating expenses increased by 110.3% to $169.7 million (2007 - $80.7 million), primarily due to a full year of production in 2008 for the Peak Mines and Amapari Mine and the inclusion of the CSP Mine for six months (July to December 2008). The thirteen months ended December 31, 2007 included operating results for the Peak Mines and the Amapari Mine from April 3, 2007 and April 27, 2007, respectively to December 31, 2007. Operating expenses for 2008 includes a full year of results for the Peak Mines and Amapari Mine.

  Depreciation and depletion increased by 73.7% to $33.0 million (2007 - $19.0 million) primarily due to a full twelve months of commercial production and inclusion of the CSP Mine for six months. In addition, the finalized purchase price allocations of assets and liabilities acquired in the acquisition of Peak Mines and Amapari were not completed until the fourth quarter of 2007. Accordingly, the twelve months ended December 31, 2008 included depreciation based on finalized purchase price allocations while 2007 did not.

  Corporate administration increased by 73.2% to $23.0 million (2007 - $13.3 million) in part as a result of increased corporate activity and due to the business combination costs of approximately $2.5 million.

  Exploration expense increased by $4.5 million in the twelve months ended December 31, 2008 as compared to the same period in 2007, as a result of continued exploration work at the Peak Mines and the Amapari Mine and other properties acquired in the Transaction.

  Interest income, of which the majority was earned on funds received from a private placement in December 2007 and the cash acquired in the business combination which closed on June 30, 2008, increased by $1.3 million in the twelve months ended December 31, 2008, as compared to the prior year.

  Net losses amounted to $102.7 million for the twelve months ended December 31, 2008, compared to net earnings of $14.6 million last year.

  Higher net losses are primarily a result of the 156.9 million (net of tax) write-down of the Amapari Mine , partially offset by a full twelve months of commercial operations at the Peak Mines and the Amapari Mine and six months of commercial operations at CSP and significant increases in realized gold prices ($863 per ounce compared to $721 per ounce in the same period last year);

  Total cash costs per ounce were $569 for the twelve months ended December 31, 2008 as compared to $349 in the same period in 2007. The increase is due to lower production at the Peak Mines and the Amapari Mine, higher labour costs, rising cost of consumables and unplanned maintenance costs at Amapari, and lower metal by-product prices offset by the weakening of the Australian dollar, Brazilian real, Mexican peso and Canadian dollar.

Non-GAAP Measure – Total Cash Cost per Gold Ounce Calculation

The Company reports total cash cost on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash cost per ounce to the financial statements:

(In thousands of USD except for ounces	Three months	Three months	Twelve Months	Thirteen months
of gold and cash cost per ounce)	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
Operating expenses per financial statements	$60,815	$30,772	$169,694	$80,723
Treatment and refining charges on concentrate sales	1,599	2,189	5,085	5,479
By-product copper and silver sales	1,289	(7,681)	(18,207)	(16,877)
Non-cash adjustments	(18,662)	(4,444)	(21,384)	(36,200)
Total cash costs	45,041	20,836	135,188	33,125
Ounces of gold sold	78,194	52,351	237,589	155,351
Total cash cost per ounce of gold	$576	$398	$569	$349

Liquidity and Capital Resources

As of December 31, 2008, the Company held cash and cash equivalents of $185.7 million (2007 - $149.9 million). The majority of the increase is attributed to cash and cash equivalents of $137.7 million acquired on closing of the Transaction, however this increase is partially offset by development capital expenditure at the New Afton Project. On January 9, 2009, the Company acquired Cdn$50.0 million face value of its senior secured notes for Cdn$30.0 million from noteholders. The Company had approximately $7.0 million in short-term borrowings at Amapari at the end of December 2008. However this has been fully repaid subsequent to year end. The Company has no other short-term borrowings outstanding.

The Company’s cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of acquisition. The counter-parties include banks, governments and government agencies. This does not include the asset backed commercial paper (“ABCP”) discussed below.

As part of the Transaction, the Company acquired Cdn$170.0 million in ABCP which was previously rated R1-high by Dominion Bond Rating Service. In mid-August 2007, a number of non-bank sponsors of ABCP, including those with which NGI had invested, announced that they could not place ABCP due to unfavorable conditions in the Canadian capital markets. Accordingly, there has been no active market for the ABCP held by the Company. However, on January 16th 2009 the Ontario Superior Court approved the restructuring of the Third Party Asset Backed Commercial Paper market which has been frozen since August 2007. Under the agreement the Company received new notes with a par value of Cdn$168.9 million, the majority of which will mature in 2017. On closing of the restructuring, the Company received a payment of approximately Cdn$5.8 million representing its share of interest earned on its ABCP to August 2008 net of restructuring costs. The Company classifies its holdings in ABCP as long-term investments and has estimated the fair value of ABCP at approximately $77.0 million as at December 31, 2008. There can be no assurance that this estimated value will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods (Refer to the Risks and Uncertainties section for more information).

As of December 31, 2008, the Company had working capital of $189.2 million (December 31, 2007 - $214.1 million). During the year, the Company’s working capital was negatively impacted by the decline in copper prices during the third and fourth quarters of 2008. As of December 31, 2008, working capital includes copper concentrate receivables at a value of $3.5 million, which has been revalued at December 31, 2008 at $1.32 per pound. The Company received a $22.8 million partial pre-payment in the fourth quarter of 2008 at an average price of $1.79 per pound with final pricing and settlement expected to occur before the end of the first quarter of 2009.

In the opinion of management, the working capital at December 31, 2008, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company had expected to receive additional funds of approximately Cdn$50.0 million from the exercise of 14,456,965 share purchase warrants at Cdn$3.44 per share which expired on December 11, 2008. However, due to the low share price and the difficult current market conditions at the expiry date the Company did not receive material proceeds from investors.

During the year ended December 31, 2008, the Company had positive operating cash flows of $24.7 million and invested a total of $133.9 million in mining interests, including $7.1 million at Amapari, $29.4 million at Peak Mines, $9.8 million at Metallica and $87.5 million at New Afton.

Liquidity and Capital Resources Outlook

New Gold’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Copper will become increasingly important when the New Afton and El Morro projects are completed post-2011. In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Rio Figueroa, Cerro San Pedro Deeps, Amapari sulphides, the Abacus joint venture at New Afton and Liberty Bell in Alaska. Internal growth will focus on New Afton and El Morro; however there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company will consider expansion through mergers and acquisitions.

Capital expenditures for 2009 are expected to be approximately $107.0 million with $78.5 million (including capitalized interest) allocated to continued development of the New Afton Project and $24.5 million allocated to Peak Mines. The New Afton Project capital expenditures include approximately $13.1 million for cancellation and completion costs for equipment orders in place at the time of the announcement of the slowdown in November 2008. These cancellation and completion costs should be fully paid by the end of June 2009 and the demobilization of all contractors should be complete by mid-June 2009 after contractors have completed the testing of the mills. In the second half of 2009, the monthly cash requirements at New Afton will be reduced to a minimal level of approximately $2.7 million to Cdn$3.6 million. In addition, we anticipate funding of $1.6 million for El Morro capital during the permitting stage, which is net of the carried funding from Xstrata (i.e. 70% of New Gold’s 30% share of project costs).

Management believes that the Company will need external financing (which may include acquisitions of cash generating mines, bank borrowings and future debt and equity offerings) to complete its major development projects, however these development projects are not likely to commence full construction until the second half of 2010 at the earliest. Continuing low copper prices may necessitate the deferral of capital expenditures which may impact future production from mining operations. In addition, the Company will need external financing to repay its long-term debt in 2014 and 2017. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Contractual Obligations

			Payments due by period
		Less than
Contractual obligations (in 000's US$)	Total	1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$238,447	$0	$0	$0	$238,447
Interest payable on long-term debt	187,654	21,599	43,198	43,198	79,659
Commitments	25,591	21,916	3,675	0	0
Other	406	231	175	0	0
Asset retirement obligations	33,200	0	13,000	0	20,200
Total contractual obligations	$485,298	$43,746	$60,048	$43,198	$338,306

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations comprise of senior secured notes and subordinated convertible debentures. The senior secured notes (“Notes”), which were originally issued by NGI pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At December 31, 2008 the face value of the Notes totaled Cdn$237.0 million with remaining interest payable totaling Cdn$229.8 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton Project is in commercial production the Company is obliged to offer to repay a face value amount equal to 50.0% of excess cash flow each year, at the option of the noteholders. The Company also has the option to prepay the Notes at a premium ranging from 117.0% to 101.0% (decreasing based on the length of time the Notes are outstanding). These Notes are secured on the New Afton Project assets and do not have recourse to the other assets of New Gold.

Subsequent to the year-end, the Company acquired Cdn$50.0 million face value of its Notes for Cdn$30.0 million from noteholders. This will result in reductions of principal of Cdn$50.0 million and interest of approximately Cdn$5.0 million per year (this reduction is not reflected in the above table).

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5.0% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At December 31, 2008 the aggregate principal of the subordinated convertible debentures was Cdn$55.0 million with remaining interest payable totaling $15.6 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

In May 2008, the Company entered into a one year $25.0 million revolving credit facility, which is secured on the assets of the Metallica group of companies and is available for general corporate purposes. Amounts drawn incur interest at LIBOR plus 1.5% per annum and undrawn amounts are subject to a 0.5% per annum commitment fee. At December 31, 2008 the Company had not drawn on the facility.

Commitments

The Company has entered into a number of contractual commitments related to equipment to purchase long lead items or critical pieces of mining equipment related to the New Afton Project. At December 31, 2008, these commitments totaled $9.4 million and re expected to fall due over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines. At December 31, 2008, these commitments totaled $12.5 million and are expected to be paid over the next 12 months.

Contingencies

The Company is terminating various employment, consulting and service agreements as a result of slowing development activities at the New Afton Project and placing Amapari on temporary care and maintenance. Certain of the affected parties may make legal claims in response to such terminations, but to date no such claims have been commenced. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

The Company has received notice that legal claims in the amount of approximately $46 million have been filed in Brazilian courts against the Company’s subsidiary, Mineração Pedra Branca do Amapari Ltda (“MPBA”). The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. New Gold does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations.

Subsequent Events

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields Inc. (“Western Goldfields”). Under the agreement, the Company will exchange one common share and Cdn$0.0001 in cash for each common share of Western Goldfields (the “Western Goldfields Transaction”). Upon completion of the Western Goldfields Transaction, existing New Gold and Western Goldfields shareholders will own approximately 58% and 42% of the combined company, respectively, subject to the approval of both companies and regulatory approval.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Outstanding Shares

As of March 13, 2009, there were 212,860,746 common shares of the Company outstanding. The Company had 11,125,304 stock options outstanding under its share option plan. In addition, the Company had 60,136,032 common share purchase warrants outstanding.

Risks and uncertainties

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s audited consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, currency fluctuations, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risks relating to recent acquisitions, and dependence on management.

Metal Prices

The Company’s revenues and cash flows are subject to fluctuations in gold, silver and copper prices. At Peak Mines there can be a significant time lag between the time of recording of copper revenues and final pricing of copper. Therefore changes in the price of copper during this period can have a significant impact on the Company’s revenue and working capital position (refer to liquidity section for further analysis). Metal prices are affected by a variety of factors including interest rates, exchange rates, international economic and political trends, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand and the political and economic conditions of major metal producing countries throughout the world. However, to address the recent volatility in copper prices, the Company is currently renegotiating its copper concentrate contract to mitigate the Company’s exposure to fluctuations in copper price. The Company does not presently have a metals hedging policy nor has it conducted any metals hedging in the past.

Currency Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in Canadian dollars, Australian dollars, Mexican pesos and Brazilian reals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms and the depreciation of non-US dollar currencies against the US dollar can decrease the cost of gold, silver and copper production and capital expenditure in US dollar terms.

The Company has recorded future income tax liabilities on mineral interests relating to the acquisitions of the Amapari Mine, Peak Mines, Metallica and NGI. The future income tax liabilities and long-term debt obligations are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income for the period.

The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In 2008, favorable changes in metal prices have mitigated the adverse effect of the appreciation of relevant foreign currencies against the US dollar.

Government Regulations

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Foreign Operations

The Company’s operations are currently conducted in Brazil, Mexico, Canada, the United States, Chile and Australia, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; exploration and fluctuations in currency and exchange rates; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Asset Backed Commercial Paper (ABCP)

As at December 31, 2008, the non-bank ABCP market remained the subject of a restructuring process with the express intention of replacing the ABCP with a number of long-term floating rate notes. The restructuring plan would upon completion pool all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”). ABCP relating to the pooled assets will be replaced with four classes of notes named A1, A2, B and C in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series would be replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond. The planned completion date for the restructuring was January 21, 2009 (see Subsequent Event).

The Company has estimated the fair value of ABCP at December 31, 2008 by using a discounted cash flow approach which estimated the cash flows to be received in respect of each class of notes and then discounted each class of notes at a rate that reflects an estimated yield requirement for that particular class. Additionally, the valuation incorporates the anticipated distribution of income earned by the Company’s ABCP during the restructuring period from August 2007 through August 31, 2008.

There can be no assurance that this estimate will be realized in the market. Subsequent adjustments, which could be material, may be required in future reporting periods.

A number of the notes to be received by the Company are not rated by any credit rating agency and the Company has not yet had access to the underlying asset information which would enable it conduct its own assessment of the credit quality of the new notes. Accordingly, the Company’s valuation and credit assumptions rely heavily on the limited information that has been disclosed during the course of the restructuring process.

The ABCP restructuring was completed on January 21, 2009 and the Company received its new notes. Additionally, income relating to the period from when the ABCP was initially purchased until August 31, 2008 was distributed to all investors. New Gold received Cdn$5.8 million in respect of its holdings. Accordingly, this amount will be excluded from the value of its notes in future periods.

Additional Financing

The Company’s mining, processing, development and exploration activities may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable.

Risk Relating to Recent Acquisitions

The Company recently completed a business combination of NGI, Metallica and Peak Gold. There can be no assurances that the benefits anticipated from these acquisitions will be realized.

Peak Gold has been identified as the acquirer for accounting purposes for the business combination. The cost of the acquisition will be allocated to the assets acquired and liabilities assumed based on the fair value at the date of acquisition. The estimation of fair value for mining interests takes into account expected future cash flows associated with the life of mine plans.

Dependence on Management

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

Title to the Company’s Mineral Properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to the properties. An impairment to or defect in our title to certain properties could have a material adverse effect on our business, financial condition or results of operations.

Exploration and Development

Risks related to our recent start of production at the CSP Mine include risks associated with the operation of a mine and risks of encountering unexpected geological formations or unanticipated variations in grade.

Accounting Policies implemented effective January 1, 2008

The Company has adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate an entity’s objective, policies and processes for managing capital. Section 1535 requires that disclosure of (i) an entity’s objective, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements for financial instruments. Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks.

On January 1, 2008, the Company adopted Section 3031, Inventories, which replaces the existing Section 3030, and establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a material impact on the Company’s consolidated financial position and results of operations for the year ended December 31, 2008.

Accounting Policies to be implemented

Effective January 1, 2009, the Company will adopt Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenditures in the Pre-operating Period (“EIC 27”). The Company is still evaluating the impact of this new accounting pronouncement on the Company’s financial position and results of operations.

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Critical Accounting Policies and Estimates

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future metal prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life of mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

Inventories

Finished goods, work-in-progress, heap leach ore and stockpile ore are valued at the lower of average production costs or net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at one of its mines as work-in-progress inventory and values work-in progress inventory at lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, the amount of metal in these mill circuits and an assumption of the metal price expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Asset Backed Commercial Paper

For the assumptions used in the valuation of the Company’s ABCP see “Asset-backed Commercial Paper (“ABCP”) under the “Risks and uncertainties” secton.

Mineral Properties

The Company records mineral property acquisition expenditures and mine development expenditures at cost. The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. Due to the volatility and uncertainty in today’s markets and the Company’s current cash position, coupled with the funding requirements of the fast track construction at the New Afton Project, the Company made the decision in the fourth quarter to slow development of the New Afton Project. In light of the slow down, management reviewed the carrying value of the New Afton Project to determine whether there has been an impairment. Based on management’s current view of future metal prices, foreign exchange rates, and cost assumptions, the carrying value of the New Afton Project was not impaired as of December 31, 2008.

For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

The recent volatility in equity and commodity markets could have a significant impact on the valuation of our mineral properties and the potential for impairment of these mineral properties.

During the third quarter of 2008 the Company reviewed the carrying value of the Amapari Mine and concluded that there was impairment of $156.9 million. Based on management’s current view of future metal prices, foreign exchange rates, and costs assumptions, the carrying value of the Company’s other mineral interests was not impaired as of December 31, 2008.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with exiting reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write-down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. In light of the recent volatility in commodity prices, in particular copper prices, the Company has reviewed its tax assets at December 31, 2008 and based on management’s current view of future metal prices and exchange rates has determined that the tax assets are still recoverable.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. These types of adjustments can have a material impact on revenues.

Stock-based compensation

CICA Handbook, Section 3870, Stock-based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. The following discussion on risks and risk management includes some of the required disclosures under the CICA Handbook Section 3862 – Financial Instruments – Disclosures related to the nature and extent of risks arising from financial instruments, as required by the standard. Further information is also available in note 4 of the notes to the audited consolidated financial statements for the year-ended December 31, 2008. The Company is exposed to a number of risks associated with financial instruments that have the potential to impact operating and financial performance. The Company’s primary financial instrument risk exposures are liquidity risk, currency risk, commodity price risk and credit risk.

In 2007, NGI issued 55,000 convertible subordinated debentures (the “Debentures”) for an aggregate principal amount of Cdn$55 million. The Debentures, which were issued pursuant to a debenture indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012, but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 14 (a). The following table summarizes the contractual maturities of debt commitments. The amounts represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

	Less than			After	2008
	1 year	1-3 years	4-5 years	5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	44,823	-	-	-	44,823
Short-term borrowings	7,198	-	-	-	7,198
Long-term debt	-	-	-	238,447	238,447
Interest payable on long-term debt	21,599	43,198	43,198	79,659	187,654
	73,615	43,198	43,198	318,106	478,117

Credit Risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable. Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The Company’s revenue is comprised of gold sales to four customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2008 is not considered to be high.

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions. Short term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and government with high investment-grade ratings.

Currency Risk

The Company operates in Australia, Brazil, Canada, Mexico, and the United States. As a result, the Company has foreign currency exposure with respect to items denominated in foreign currencies. In particular, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the US dollar: cash and cash equivalents, accounts receivable, ABCP, accounts payable and accrued liabilities, short-term, long-term investments and long term debt and future income taxes and liabilities.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. In particular, the Company is exposed to interest rate changes on those ABCP investments that are expected to pay interest. Interest is proposed to be based on the Canadian bankers’ acceptance rate which may fluctuate. A 1% change in the bankers’ acceptance rate would result in an annual difference of approximately $0.4 million in the interest income to the Company. The Company has not entered into any derivative contracts to manage this risk.

The Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

Commodity Price Risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond our control, including:

  The strength of the US economy and the economies of other industrialized and developing nations

  Global or regional political or economic crises

  The relative strength of the US dollar and other currencies

  Expectations with respect to the rate of inflation

  Interest rates

  Purchases and sales of gold by central banks and other holders

  Demand for jewelry containing gold

  Investment activity, including speculation, in gold as a commodity

In 2008, the Company’s revenues and cash flows were negatively impacted by the declining copper prices. There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of December 31, 2008, working capital includes copper concentrate receivables totaling 8.1 million pounds. A $0.10 change in copper price would have an impact of $0.8 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has not entered into any hedging activities to mitigate these price risks.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the date IFRS will replace current Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

The conversion to IFRS will likely impact the Company’s statement of financial position and results of operations. To transition to IFRS, changes may be required to the Company’s information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities, such as compensation programs, debt covenants and other contractual arrangements.

The Company has established a project team to manage the conversion process in January 2009 and, completed a high-level impact assessment to identify key areas that will be affected by the conversion. The development of a detailed IFRS conversion plan is expected to be completed by end of the first quarter of 2009. The detailed analysis of the IFRS – Canadian GAAP differences, and the selection of accounting policy choices under IFRS has commenced and is expected to be completed by the end of the third quarter of 2009. The Company will continuously monitor changes in IFRS leading up to the changeover date, and will update its conversion plan as required.

Outlook

Weak global economic conditions and a tightening in credit markets have lead to uncertainty in the general global outlook. As a result, the markets experienced significant decreases in copper prices in the second half of 2008 (from over $3.50 per pound in July to under $1.50 per pound in December 2008). However, gold and silver prices have held up relatively well. Volatility has been exceptionally high and forecasting metal prices and demand, particularly base metals such as copper, has been difficult. In addition, credit market conditions have severely restricted the ability to raise equity and debt financing. In response to these difficult conditions management is assessing the effects on the business; however, we believe that the long term environment and prospects for our business remain favorable.

In the current volatile global economic environment, the Company intends to preserve capital and maximize cash balances while maintaining flexibility and a strong balance sheet. New Gold is committed to maximizing cash balances by increasing operating cash flow, containing costs, controlling expansion capital and reviewing strategic alternatives for non-core assets. This commitment is evidenced through the recent decisions to slow down the development of the New Afton Project, and temporarily suspend mining operations at the Amapari Mine while we complete a PEA of the sulphide resource and consider strategic alternatives. As inflation and general price levels moderate or even decrease, the Company expects to achieve lower costs in the areas of consumables, steel, transportation and other products and services. In addition, New Gold expects to benefit from recent favorable movements in local currencies (against the US dollar) where the Company operates, particularly in Canada, Australia and Mexico. In Australia, the declining currency effectively serves as a natural hedge to declining copper and other metal prices. We have not hedged metal prices and foreign exchange rates.

New Gold’s growth plan is focused on organic and acquisition led growth and the Company is seeking to maintain flexibility in the current environment in order to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks and other transactions. In order to fund its major development properties, namely the New Afton Project and the El Morro Project, the Company will need external financing. Sources of external financing may include acquisitions of cash generating mines, bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms if the current economic environment does not become more favourable, however these projects are of a long term nature and short term financing is not required.

New Gold’s operations are forecasting 2009 gold production of between 190,000 and 210, 000 ounces. Total cash cost for 2009 is expected to be between $465 and $485 per ounce (net of by-product sales). Assumptions used in the 2009 forecast include copper and silver prices of $2.00 per pound and $10.00 per ounce respectively and Canadian dollar, Australian dollar and Mexican peso exchange rates of $0.90, $0.70 and $12.00 to the US dollar, respectively.

Capital expenditures for 2009 are expected to be $107 million, including $78.5 million for continued development at the New Afton Project (including capitalized interest of $19.3 million) and $24.5 million for Peak Mines. As a result of current difficult market conditions we have been reviewing our discretionary capital expenditure and will continue to do so in 2009.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this Management’s Discussion and Analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, management has concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company’s annual filings was appropriately disclosed as such term is defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

On May 9, 2008 NGI entered into an agreement to complete a business combination with Metallica and Peak. The transaction was completed June 30, 2008 wherein the three companies consummated a reverse merger. Although the “New Gold” name prevailed, Peak became the accounting acquirer. The new management of New Gold acting reasonably carefully considered the scope of their evaluation of internal control over financial reporting (ICFR) taking into consideration guidance in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings when a business is acquired not more than 365 days before year end. Management concluded that it would be impractical to complete an evaluation of the design and operational effectiveness of the controls over the Peak business, other that the controls over the period-end financial close process, as of December 31, 2008. Accordingly management excluded from its assessment the internal control over financial reporting concerning the former Peak business other than the controls over the period-end financial close process from their evaluation of the design and operational effectiveness of ICFR as of December 31, 2008

The Company evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under NI 52-109 for the year ended December 31, 2008. Based on this evaluation, management has concluded that the design and operational effectiveness of these internal controls and procedures over financial reporting are effective. There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

Limitations on Controls and Procedures

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, a design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward- looking statements”, within the meaning of the United States Private Securities Litigation and Reform Act of 1955 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts” ,”intends” ,” anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: anticipated synergies from the business combination may not be realized; there may be difficulties in integrating the operations and personnel of the NGI, Peak Gold and Metallica; the Company is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the Transaction; fluctuations in the international currency markets and in the rates of exchange of the currencies of Brazil, Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Brazil, Canada, the United States, Australia, Mexico and Chile; or any other country in which the Company currently or may in the future carry on business; taxation controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as the “Risks and Uncertainties” included in this document and the section entitled “Risk Factors” in the Joint Disclosure Booklet of the Company, Peak Gold and Metallica and the section entitled “Risk Factors Relating to the Operations of the Combined Company” in the Company’s management information circular dated May 16, 2008, both available on SEDAR at www.sedar.com Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except in accordance with applicable securities laws.